UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-42976

Bitwise Dogecoin ETF

NYSE Arca, Inc.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

c/o Bitwise Investment Advisers, LLC, 250 Montgomery Street, Suite 200, San Francisco, California 94104, (415) 707-3663

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Shares of Beneficial Interest of Bitwise Dogecoin ETF

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Bitwise Dogecoin ETF certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: October 13, 2026	BITWISE DOGECOIN ETF
Bitwise Investment Advisers, LLC, as Sponsor of Bitwise Dogecoin ETF

	By:	/s/ Paul Fusaro
	Name:	Paul Fusaro
	Title:	Chief Operating Officer and Secretary (Principal Executive Officer)*

*

As the Issuer is a Trust, this notification is being filed on behalf of the Issuer by Bitwise Investment Advisers, LLC in its capacity as the Sponsor of the Issuer. The identified person signing this notification is signing in that person’s capacity as an authorized officer of Bitwise Investment Advisers, LLC.